                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            SURGE GLOBAL ENERGY, INC.
                          F/K/A THE HAVANA GROUP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   86880T 10-0
                                   -----------
                                 (CUSIP Number)

    Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Rd., Suite 302
                               Westbury, NY 11590
                                 (516-487-1446)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 16, 2004
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13

CUSIP No. 86880T 10 0                                          Page 2 of 5 Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Duncan Hill, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     Not Applicable.
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         772,100
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           772,100
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     772,100
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
     Excludes shares beneficially owned by William L. Miller
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13

CUSIP No. 86880T 10 0                                          Page 3 of 5 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William L. Miller
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     Not Applicable.
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.A.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         700,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           700,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     700,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
     Excludes shares beneficially owned by Duncan Hill, Inc.
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13

CUSIP No. 86880T 10 0                                          Page 4 of 5 Pages

Item 1.  Security and Issuer

         This statement relates to the Common Stock of Surge Global Energy, Inc. f/k/a The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 12220 El Camino Real, Suite 410, San Diego, CA 92130.


Item 2.  Identity and Background

                  Duncan Hill, Inc.
                  -----------------

         (a)      Duncan Hill, Inc.

         (b)      7090 Whipple Avenue, N.W.
                  Canton, OH 44720

         (c)      Formerly a principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  William L. Miller
                  -----------------

         (a)      William L. Miller

         (b)      7090 Whipple Avenue, N.W.
                  Canton, OH 44720

         (c)      President of Zenvesco, Inc. and Duncan Hill, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable. No shares have recently been purchased by the reporting persons.

Item 4.  Purpose of Transactions

         Not Applicable. No shares have recently been purchased by the reporting persons.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) As of December 16, 2004, the Issuer has outstanding the following securities (exclusive of options and warrants): 23,122,568 shares of Common Stock. Of the foregoing securities, Duncan Hill, Inc. beneficially owns and has the right to vote and to dispose of 772,100 shares of Common Stock. Additionally, William L. Miller beneficially owns and has the right to vote and dispose of 700,000 shares of the Company's Common Stock. As a group, Duncan Hill, Inc. and William L. Miller have the right to vote and dispose of an aggregate of 1,472,100 shares which represents approximately 6.4% of the outstanding voting stock.

         (c) On October 18, 2004, E. Jamie Schloss agreed to purchase 2,000,000 shares of Common Stock of the Issuer from William L. Miller, Chief Executive Officer of the Issuer at a purchase price of $.10 per share. On December 16, 2004, Duncan Hill, Inc. entered into an agreement with the Issuer to cancel 5,000,000 shares of Series A Preferred Stock and 1,100,000 shares of Series B Preferred Stock in exchange for 6,100 common shares. On the same date, Mr. Miller agreed with the Issuer to terminate options to purchase 200,000 shares at $.4044 per share and warrants to purchase 200,000 shares, exercisable at $6.00 per share.

         (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Not Applicable.

Item 7.  Materials to be filed as Exhibits

         Not applicable



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2005

Reporting Person:    Duncan Hill, Inc.

Signature By: /s/ William L. Miller
              ----------------------------------------------
              (authorized officer)

Reporting Person:  William L. Miller

Signature     /s/ William L. Miller
         ----------------------------------------------------